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SEC Mail Processing Section

MAR 01 2013

Washington DC 401

SECU 13031554 SSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67950

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burnham Hill Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 MADISON AVENUE, SUITE 501
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

917-923-1478
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John Miller, CPA
(Name – *if individual, state last, first, middle name*)

55 Broad St, 14th Fl	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 01 2013 REGISTRATIONS BRANCH 12

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jason Adelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burnham Hill Partners LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Member

Title



Notary Public

State of New York
County of New York
Sworn to before me this 26 day of [illegible] 20 13

DR. JOSEPH Y. BISTRICER
Notary Public, State of New York
No. [illegible]1795
Qualified in [illegible] York County
[illegible] October [illegible], 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

MAR 01 2013

Washington DC
401

Burnham Hill Partners LLC

Statement of Financial Condition

DECEMBER 31, 2012

John S. Miller, CPA
55 Broad St, 14th Fl
New York, NY 10004

SEC
Mail Processing
Section
MAR 01 2013
Washington DC
401

Independent Auditor's Report

Member
Burnham Hill Partners LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Burnham Hill Partners LLC, which comprise the balance sheet as of December 31, 2012, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17A-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burnham Hill Partners LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information included in the accompanying Schedule I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17A-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I and II is fairly stated in all material respects in relation to the financial statements as a whole.



New York, NY
February 27, 2013

Burnham Hill Partners LLC

STATEMENT OF FINANCIAL CONDITION

	December 31, 2012
ASSETS	
Cash	$ 114,601
Prepaid expenses and other assets	1,346
Total assets	$ 115,947
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	52,978
	-
Total liabilities	52,978
Member's Equity	62,969
Total liabilities and member's equity	$ 115,947

See accompanying notes to financial statements.

NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION

Burnham Hill Partners LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business activities include providing investment banking, merger and acquisition, and consulting services to clients. The Company is a single member limited liability company; the single member is Burnham Hill Capital Group, LLC, a New York limited liability company. The Company was organized under the laws of the State of New York on July 31, 2003.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company's revenue from its investment banking and other related business services is based on established agreements between the Company and its customers. Such revenue is recorded at the time the transaction is completed, fees are determinable, and collection is reasonably assured.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

FASB *Accounting Standards Codification* ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 - Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted

prices for identical or similar assets in markets that are not active. These also include quoted prices for similar assets or liabilities which have been adjusted for legal or contractual restrictions.

Level 3 - Unobservable inputs that reflect the reporting entity's own assumptions. These include private portfolio investments that are supported by little or no market data.

At December 31, 2012, the Company had no assets that required valuation under this standard.

NOTE 3. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in a bank account that, at times, may exceed the federal insurance limit of $250,000.

NOTE 4. SUBORDINATED BORROWING

Since March 2010, the Company had a subordinated loan, which because of its terms was considered equity capital, with its member in the amount of $300,000. The loan was converted to a straight equity capital on March 20, 2012.

NOTE 5. RELATED-PARTY TRANSACTIONS

During 2012, the company converted a $300,000 expiring subordinated loan from its single member into a capital (See Note 4)

In addition, the Company has an expense sharing agreement with its member whereby certain overhead expenses are allocated to the Company. During the year, $60,000 was charged to the Company as follows:

Salaries:	$54,000
Office Expenses	$6,000
	$60,000

In addition, certain Company expenses were paid by other parties related to the Company by means of common ownership. These expenses were accrued by the Company or paid back by the Company to the related party.

The Company paid, to the managing member of the member owner, a distribution of $100,000. In addition, the Company paid, to the non-managing member of the member owner, commissions of $100,000 on success fees earned by the Company.

NOTE 6. INCOME TAXES

The Company is a single-member limited liability company and is treated as a "disregarded entity" for federal and New York State income tax purposes. The Company's assets, liabilities, and items of income, deduction, and tax credits are treated as those of its member owner, who is responsible for any taxes thereon. The Company's allocated share of local taxes, if any, is included in the accompanying statement of operations.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. With few exceptions, the measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the member owner and the Company are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2009.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2012, the Company had net capital of $61,622, which exceeded the Company's minimum net capital requirement of $5,000 by $56,622. The Company's percentage of aggregate indebtedness to net capital was 86% at December 31, 2012.

Note 8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 27, 2013, the date the financial reports were available for issue. The valuation did not result in any subsequent events that required disclosure except as follows: In March, 2013 the Company expects to receive 100,000 restricted common shares in an issuer for which it will complete the terms of its advisory agreement with such issuer at that time. The estimated future market value of such shares cannot be presently determined.